Exhibit 99.3 MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The accompanying Consolidated Financial Statements and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies in the Notes to the Consolidated Financial Statements. When necessary, management has made informed judgments and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (IFRS) appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management has prepared Management’s Discussion and Analysis (MD&A). The MD&A is based on the financial results of Precision Drilling Corporation (the Corporation) prepared in accordance with IFRS. The MD&A compares the audited financial results for the years ended December 31, 2020 and December 31, 2019.

Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of, and with direction from, our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2020. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2020.

KPMG LLP (KPMG), a Registered Public Accounting Firm, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the Consolidated Financial Statements and provide an independent professional opinion.

KPMG also completed an audit of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2020, as stated in its report included in this Annual Report and has expressed an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2020.

The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation’s internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The Consolidated Financial Statements have been approved by the Board of Directors and its Audit Committee.

/s/ Kevin A. Neveu	/s/ Carey T. Ford

Kevin A. Neveu	Carey T. Ford
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation

March 12, 2021	March 12, 2021

Precision Drilling Corporation 2020 Annual Report	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Precision Drilling Corporation and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of net earnings (loss), comprehensive loss, changes in equity, and cash flow for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of indicators of impairment for the Contract Drilling cash generating units (CGUs)

As discussed in notes 3(g) and 3(u) to the consolidated financial statements, the Corporation reviews the carrying amount of each of the cash generating units at each reporting date to determine whether an indicator of impairment exists based on an analysis of relevant internal and external factors. The Corporation analyzes indicators that an asset may be impaired such as financial performance of the CGUs compared to historical results and forecasts and consideration of the Corporation’s market capitalization. The Corporation did not identify an indicator of impairment within the Corporation’s Contract Drilling CGUs as at December 31, 2020. Accordingly, no impairment tests were performed on these CGUs as at December 31, 2020. Total assets recognized in the Contact Drilling CGUs at December 31, 2020 were approximately $2,571,397 thousand.

We identified the assessment of indicators of impairment for the Corporation’s Contract Drilling CGUs as a critical audit matter. Complex auditor judgement was required in evaluating certain of the internal and external impairment indicators included in the Corporation’s indicators of impairment analysis including the comparison of the actual financial performance of the CGUs to historical results and forecasts and consideration of the Corporation’s market capitalization.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Corporation’s identification and evaluation of indicators that CGUs may be impaired. This included controls related to the Corporation’s preparation and approval of the annual forecast which is used to identify possible indicators of impairment. We evaluated the internal and external factors analyzed by the Corporation in their impairment indicators analysis and compared them to relevant external market data or internal source documents. We evaluated the Corporation’s 2021 forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) for the

2	Consolidated Financial Statements

Contract Drilling CGUs by comparing growth assumptions to historical results considering the impact of changes in conditions and events affecting the Contract Drilling CGUs. We compared the Corporation’s 2020 forecasted EBITDA for the Contract Drilling CGUs to actual results to assess the Corporation’s ability to accurately forecast. We evaluated the changes in market capitalization over the year and its impact on the Corporation’s impairment indicator analysis.

Assessment of the recoverable amounts for the Contract Drilling cash generating units

As discussed in note 7 to the consolidated financial statements, the Corporation identified an indicator of impairment within the Corporation’s Contract Drilling CGUs as at March 31, 2020. The Corporation performed an impairment test to determine the recoverable amount of each of its Contract Drilling CGUs and concluded there was no impairment at March 31, 2020.

We identified the assessment of the recoverable amount of the Contract Drilling CGUs at March 31, 2020 as a critical audit matter. Complex auditor judgment was required to assess the Corporation’s calculation of the recoverable amount of the Contract Drilling CGUs as at March 31, 2020. There was a high degree of subjectivity required to assess the significant assumptions, in particular forecasted EBITDA and discount rate. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Corporation’s impairment process. This included controls related to the Corporation’s determination of the significant assumptions in the estimate of the recoverable amount of each of the Contract Drilling CGUs, including forecasted EBITDA and the discount rate. For each of the Contract Drilling CGUs, we compared the Corporation’s actual EBITDA for the three months ended March 31, 2020 and the year ended December 31, 2019 to the corresponding amounts previously forecasted to assess the Corporation’s ability to accurately forecast. We compared the forecasted EBITDA for the year ended December 31, 2020 for each of the Contract Drilling CGUs to the corresponding amount  in the forecast reviewed by the Corporation’s Board of Directors to assess consistency with other significant assumptions used by the Corporation in other estimates in the financial statements. We evaluated the forecasted EBITDA of the Contract Drilling CGUs by comparing the Corporation’s forecasted EBITDA to historical results considering the impact of changes in conditions and events affecting the Contract Drilling CGUs. We involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the discount rate used to estimate the recoverable amount of each of the Contract Drilling CGUs by comparing it against market data and other external data. The valuations specialist evaluated the recoverable amount of the Contract Drilling CGUs using the Corporation’s estimate of the cash flows associated with each Contract Drilling CGU and the discount rate evaluated by the specialist and compared the results to market data and other external pricing data.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Corporation’s auditor since 1987.

Calgary, Canada

March 12, 2021

Precision Drilling Corporation 2020 Annual Report	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on Internal Control over Financial Reporting

We have audited Precision Drilling Corporation’s and subsidiaries (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of net earnings (loss), comprehensive loss, changes in equity, and cash flow for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 12, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’ Report to the Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

March 12, 2021

4	Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of Canadian dollars)		December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash		$108,772	$74,701
Accounts receivable	(Note 25)	207,209	310,204
Income tax recoverable		—	1,142
Inventory		26,282	31,718
Total current assets		342,263	417,765
Non-current assets:
Deferred tax assets	(Note 14)	1,098	4,724
Property, plant and equipment	(Note 7)	2,472,683	2,749,463
Intangibles	(Note 8)	27,666	31,746
Right-of-use assets	(Note 12)	55,168	66,142
Total non-current assets		2,556,615	2,852,075
Total assets		$2,898,878	$3,269,840
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 25)	$150,957	$199,478
Current portion of lease obligations	(Note 12)	11,285	12,449
Current portion of long-term debt	(Note 9)	896	—
Income tax payable		3,702	4,142
Total current liabilities		166,840	216,069
Non-current liabilities:
Share based compensation	(Note 13)	11,507	8,830
Provisions and other	(Note 16)	7,563	9,959
Long-term debt	(Note 9)	1,236,210	1,427,181
Lease obligations	(Note 12)	48,882	54,980
Deferred tax liabilities	(Note 14)	21,236	25,389
Total non-current liabilities		1,325,398	1,526,339
Shareholders’ equity:
Shareholders’ capital	(Note 17)	2,285,738	2,296,378
Contributed surplus		72,915	66,255
Deficit		(1,089,594)	(969,456)
Accumulated other comprehensive income	(Note 19)	137,581	134,255
Total shareholders’ equity		1,406,640	1,527,432
Total liabilities and shareholders’ equity		$2,898,878	$3,269,840

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

/s/ William T. Donovan	/s/ Steven W. Krablin
William T. Donovan Director	Steven W. Krablin Director

Precision Drilling Corporation 2020 Annual Report	5

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2020	2019
Revenue	(Note 5)	$935,753	$1,541,320
Expenses:
Operating	(Note 10, 25)	583,420	1,038,967
General and administrative	(Note 10, 25)	70,869	104,010
Restructuring	(Note 10)	18,061	6,438
Earnings before income taxes, gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, reversal of impairment of property, plant and equipment, loss on asset decommissioning, gain on asset disposals and depreciation and amortization		263,403	391,905
Depreciation and amortization		316,322	333,616
Gain on asset disposals		(11,931)	(50,741)
Loss on asset decommissioning	(Note 7)	—	20,263
Reversal of impairment of property, plant and equipment	(Note 7)	—	(5,810)
Foreign exchange		4,542	(8,722)
Finance charges	(Note 11)	107,468	118,453
Gain on redemption and repurchase of unsecured senior notes		(43,814)	(6,815)
Loss before income taxes		(109,184)	(8,339)
Income taxes:	(Note 14)
Current		5,290	1,080
Deferred		5,664	(16,037)
		10,954	(14,957)
Net earnings (loss)		$(120,138)	$6,618
Net earnings (loss) per share:	(Note 18)
Basic		$(8.76)	$0.46
Diluted		$(8.76)	$0.45

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years ended December 31, (Stated in thousands of Canadian dollars)	2020	2019
Net earnings (loss)	$(120,138)	$6,618
Unrealized loss on translation of assets and liabilities of operations denominated in foreign currency	(25,925)	(106,781)
Foreign exchange gain on net investment hedge with U.S. denominated debt	23,853	79,022
Tax benefit related to net investment hedge of long-term debt	5,398	—
Comprehensive loss	$(116,812)	$(21,141)

See accompanying notes to consolidated financial statements.

6	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31, (Stated in thousands of Canadian dollars)		2020	2019
Cash provided by:
Operations:
Net earnings (loss)		$(120,138)	$6,618
Adjustments for:
Long-term compensation plans		17,769	19,457
Depreciation and amortization		316,322	333,616
Gain on asset disposals		(11,931)	(50,741)
Loss on asset decommissioning		—	20,263
Reversal of impairment of property, plant and equipment		—	(5,810)
Foreign exchange		4,808	(8,585)
Finance charges		107,468	118,453
Gain on redemption and repurchase of unsecured senior notes		(43,814)	(6,815)
Income taxes		10,954	(14,957)
Other		(2,392)	(981)
Income taxes paid		(6,468)	(5,060)
Income taxes recovered		1,385	2,479
Interest paid		(103,851)	(116,655)
Interest received		615	1,370
Funds provided by operations		170,727	292,652
Changes in non-cash working capital balances	(Note 25)	55,391	(4,493)
Cash provided by operations		226,118	288,159

Investments:
Purchase of property, plant and equipment	(Note 7)	(61,535)	(159,886)
Purchase of intangibles	(Note 8)	(57)	(808)
Proceeds on sale of property, plant and equipment		21,094	90,768
Changes in non-cash working capital balances	(Note 25)	(19)	(4,574)
Cash used in investing activities		(40,517)	(74,500)

Financing:
Issuance of long-term debt	(Note 9)	151,066	—
Repayment of long-term debt	(Note 9)	(278,112)	(198,387)
Repurchase of share capital	(Note 17)	(11,317)	(25,902)
Debt amendment fees	(Note 8)	(690)	(702)
Debt issue costs	(Note 9)	(354)	—
Lease payments		(6,217)	(6,823)
Cash used in financing activities		(145,624)	(231,814)
Effect of exchange rate changes on cash		(5,906)	(3,770)
Increase (decrease) in cash		34,071	(21,925)
Cash, beginning of year		74,701	96,626
Cash, end of year		$108,772	$74,701

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2020 Annual Report	7

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in thousands of Canadian dollars)		Shareholders’ Capital (Note 17)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 19)	Deficit	Total Equity
Balance at January 1, 2020		$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period		—	—	—	(120,138)	(120,138)
Other comprehensive income		—	—	3,326	—	3,326
Share based payment reclassification		—	(8,331)	—	—	(8,331)
Share repurchase	(Note 17)	(11,317)	—	—	—	(11,317)
Share issuance on redemption of non- management DSUs	(Note 17)	677	(502)	—	—	175
Share based compensation expense	(Note 13)	—	15,493	—	—	15,493
Balance at December 31, 2020		$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640

(Stated in thousands of Canadian dollars)		Shareholders’ Capital (Note 17)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 19)	Deficit	Total Equity
Balance at January 1, 2019		$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	(Note 12)	—	—	—	2,800	2,800
Net earnings for the period		—	—	—	6,618	6,618
Other comprehensive loss		—	—	(27,759)	—	(27,759)
Share repurchase	(Note 17)	(25,902)	—	—	—	(25,902)
Share based compensation expense	(Note 13)	—	13,923	—	—	13,923
Balance at December 31, 2019		$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432

See accompanying notes to consolidated financial statements.

8	Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on March 12, 2021.

(b) Basis of Measurement

The consolidated financial statements have been prepared using the historical cost basis and are presented in thousands of Canadian dollars.

(c) Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes. The Corporation reviews its estimates and assumptions on an ongoing basis. Adjustments that result from a change in estimate are recorded in the period in which they become known. Significant estimates and judgments used in the preparation of the financial statements are described in Note 3(d), (e), (g), (i), (j), (l), (s) and (u) and Note 4.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly-owned. The financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances and transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Precision does not hold investments in any companies where it exerts significant influence and does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

(b) Cash

Cash consists of cash and short-term investments with original maturities of three months or less.

Precision Drilling Corporation 2020 Annual Report	9

(c) Inventory

Inventory is primarily comprised of operating supplies and carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in profit or loss as incurred.

Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation
Drilling rig equipment:
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	up to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Property, plant and equipment are depreciated based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice, and Precision’s own historical experience and may change as more experience is gained, market conditions shift, or technological advancements are made.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal to the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings (loss).

Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgment. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

The estimated useful lives, residual values and method and components of depreciation are reviewed annually, and adjusted prospectively if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits of the specific asset to which they relate.

Intangible assets are amortized based on estimates of useful lives. These estimates consider data and information from various sources including vendors and Precision’s own historical experience and may change as more experience is gained or technological advancements are made.

Amortization is recognized in profit and loss using the straight-line method over the estimated useful lives of the respective assets. Precision’s loan commitment fees are amortized over the term of the respective facility. Software is amortized over its expected useful life of up to 10 years.

The estimated useful lives and methods of amortization are reviewed annually and adjusted prospectively if appropriate.

10	Notes to Consolidated Financial Statements

(f) Goodwill

Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, attributed to the cash-generating unit (CGU) or groups of cash-generating units that are expected to benefit and as identified in the business combination.

(g) Impairment of Non-Financial Assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit). Judgment is required in the aggregation of assets into CGUs.

If any such indication exists, then the asset or CGU’s recoverable amount is estimated. Judgement is required when evaluating whether a CGU has indications of impairment. For CGUs that contain goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is, at a minimum, completed annually as of December 31.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h) Borrowing Costs

Interest and borrowing costs that are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to prepare for their intended use are capitalized as part of the cost of those assets. Capitalization ceases during any extended period of suspension of construction or when substantially all activities necessary to prepare the asset for its intended use are complete.

All other interest and borrowing costs are recognized in earnings in the period in which they are incurred.

(i) Income Taxes

Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in profit or loss in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Corporation is subject to taxation in numerous jurisdictions. Uncertainties exist with respect to the interpretation of complex tax regulations and requires significant judgement. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax

Precision Drilling Corporation 2020 Annual Report	11

authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(j) Revenue from Contracts with Customers

Precision recognizes revenue from a variety of sources. In general, customer invoices are issued upon rendering all performance obligations for an individual well-site job. Under the Corporation’s standard contract terms, customer payments are to be received within 30 days of the customer’s receipt of an invoice.

Contract Drilling Services

The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers. Depending on the customer’s drilling program, contracts may be for a single well, multiple wells or a fixed term. Revenue from contract drilling services is recognized over time from spud to rig release on a daily basis. Operating days are measured through industry standard tour sheets that document the daily activity of the rig. Revenue is recognized at the applicable day rate for each well, based on rates specified in the drilling contract.

The Corporation provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation’s performance.

The Corporation also provides directional drilling services, which include the provision of directional drilling equipment, tools and personnel to the wellsite, and performance of daily directional drilling services. Directional drilling revenue is recognized over time, upon the daily completion of operating activities. Operating days are measured through daily tour sheets. Revenue is recognized at the applicable day rate, as stipulated in the directional drilling contract.

Completion and Production Services

The Corporation provides a variety of well completion and production services including well servicing. In general, service rigs do not involve long-term contracts or penalties for termination. Revenue is recognized daily upon completion of services. Operating days are measured through daily tour sheets and field tickets. Revenue is recognized at the applicable daily or hourly rate, as stipulated in the contract.

The Corporation offers its customers a variety of oilfield equipment for rental. Rental revenue is recognized daily at the applicable rate stated in the rental contract. Rental days are measured through field tickets.

The Corporation provides accommodation and catering services to customers in remote locations. Customers contract these services either as a package or individually for a fixed term. For accommodation services, the Corporation supplies camp equipment and revenue is recognized over time on a daily basis, once the equipment is on-site and available for use, at the applicable rate stated in the contract. For catering services, the Corporation recognizes revenue daily according to meals served. Accommodation and catering services provided are measured through field tickets.

(k) Employee Benefit Plans

Precision sponsors various defined contribution retirement plans for its employees. The Corporation’s contributions to defined contribution plans are expensed as employees earn the entitlement.

(l) Provisions

Provisions are recognized when the Corporation has a present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(m) Share Based Incentive Compensation Plans

The Corporation has established several cash-settled share based incentive compensation plans for non-management directors, officers, and other eligible employees. The estimated fair value of amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in profit or loss for the period. When the plans are settled, the cash paid reduces the outstanding liability.

12	Notes to Consolidated Financial Statements

The Corporation has an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions. Under this plan, contributions made by employees are matched to a specific percentage by the Corporation. The contributions made by the Corporation are expensed as incurred.

Prior to January 1, 2012, the Corporation had an equity-settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. The Corporation continues to have obligations under this plan.

The Corporation has a share option plan for certain eligible employees. Under this plan, the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.

(n) Foreign Currency Translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities’ functional currency are translated at rates in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period-end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in profit or loss except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in other comprehensive income.

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the period end date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the foreign operation.

(o) Per Share Amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity-based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity-based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity-based compensation arrangements and shares repurchased from the related proceeds.

(p) Financial Instruments

i) Non-Derivative Financial Instruments:

Financial assets and liabilities are classified and measured at amortized cost, fair value through other comprehensive income or fair value through profit and loss. The classification of financial assets and liabilities is generally based on the business model in which the asset or liability is managed and its contractual cash flow characteristics. Financial assets held within a business model whose objective is to collect contractual cash flows and whose contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. After their initial fair value measurement, accounts receivable, accounts payable and accrued liabilities and long-term debt are classified and measured at amortized cost using the effective interest rate method.

Upon initial recognition of a non-derivative financial asset a loss allowance is recorded for expected credit losses (ECL). Loss allowances for trade receivables are measured based on lifetime ECL that incorporates historical loss information and is adjusted for current economic and credit conditions.

ii) Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through profit or loss and are recorded on the statement of financial position at estimated fair value. Transaction costs are recognized in profit or loss when incurred.

Precision Drilling Corporation 2020 Annual Report	13

Derivatives embedded in financial assets are never separated. Rather, the financial instrument as a whole is assessed for classification. Derivatives embedded in financial liabilities are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives in financial liabilities are recorded on the statement of financial position at estimated fair value and changes in the fair value are recognized in earnings.

(q) Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations from fluctuations in foreign exchange rates. To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while ineffective portions are recorded through profit or loss.

A reduction in the fair value of the net investment in the foreign operations or increase in the foreign currency long-term debt balance may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to profit and loss and the corresponding exchange gains or losses arising from the translation of the foreign operation are recorded through profit and loss upon dissolution or substantial dissolution of the foreign operation.

(r) Assets Held For Sale

Non-current assets, or disposal groups, are classified as held-for sale if it is highly probable that their carrying amount will be recovered primarily through a sale transaction rather than through continued use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale and subsequent gains or losses on remeasurement are recognized in profit or loss.

(s) Leases

At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

•	the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;
•	the lessee’s right to obtain substantially all of the economic benefits from the use of the asset; and
•	the lessee’s right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Leases in which Precision is a lessee

Precision recognizes a right-of-use asset and corresponding lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are consistent with those of property, plant and equipment. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the minimum lease payments not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Precision’s incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.

Lease payments included in the measurement of the lease obligation comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and

14	Notes to Consolidated Financial Statements

•

the exercise price under a purchase option that Precision is reasonably certain to exercise, lease payments in an optional renewal period if Precision is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Precision is reasonably certain not to terminate early.

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations require the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

•	future lease payments arising from a change in an index or rate;
•	the estimated amount expected to be payable under a residual value guarantee; or
•	the assessment of whether Precision will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Leases in which Precision is a lessor

When Precision acts as a lessor, at inception, Precision evaluates the classification as either a finance or operating lease.

To classify each lease, Precision makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

When acting as a sub-lessor, Precision accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then Precision classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, Precision applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.

The accounting policies applicable to Precision as a lessor in the comparative period were not different from IFRS 16. However, when Precision was an intermediate lessor the sub-leases were classified with reference to the underlying asset.

(t) Government Assistance and Grants

Precision may receive government grants in the form of transfers of resources in return for past or future compliance with certain conditions relating to operating activities. Government grants are recognized once there is reasonable assurance that Precision will comply with the attached conditions and grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which Precision recognizes expenses related to costs for which the grants are intended to compensate.

(u) Critical Accounting Assumptions and Estimates

i) Impairment of Long-Lived Assets

At each reporting date, the Corporation reviews the carrying amount of assets in each CGU to determine whether an indicator of impairment exists. The Corporation’s analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, financial performance of the CGU compared to forecasts and consideration of the Corporation’s market capitalization.

When indications of impairment exist within a CGU, a recoverable amount is determined and requires assumptions to estimate future discounted cash flows. These estimates and assumptions include future drilling activity and margins and the resulting estimated earnings before interest, taxes, depreciation and amortization associated with the CGU and the discount rate used to present value the estimated cash flows. In selecting a discount rate, the Corporation uses observable market data inputs to develop a rate that the Corporation believes approximates the discount rate of market participants.

Although the Corporation believes the assumptions and estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such assumptions and estimations are subject to significant uncertainty and judgment.

ii) Income Taxes

Significant estimation and assumptions are required in determining the provision for income taxes. The recognition of deferred tax assets in respect of deductible temporary differences and unused tax losses and credits is based on the Corporation’s estimation of future taxable profit against which these differences, losses and credits may be used. The assessment is based upon existing tax laws and estimates of the Corporation’s future taxable income. These estimates   may be materially different from the actual final tax return in future periods.

Precision Drilling Corporation 2020 Annual Report	15

(v) Accounting Standards, Interpretations and Amendments to Existing Standards not yet Effective

The IASB has issued a number of new standards, interpretations and amendments to existing standards that will become effective for periods subsequent to December 31, 2020. Accordingly, these new standards, interpretations and amendments were not applied when preparing these consolidated financial statements. For each standard, Precision has performed or is in the process of performing a preliminary assessment of the impact these new standards, interpretations and amendments will have on its consolidated financial statements.

Standards and Amendments	Effective for periods beginning on or after	Impact to Precision Drilling Corporation
Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)	January 1, 2021	Not material
Annual improvements to IFRS Standards 2018–2020	January 1, 2022	Not material
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023	Not material
Classification of liabilities as current or non-current (Amendments to IAS 1)	January 1, 2023	Review in-progress

NOTE 4. IMPACT OF COVID-19

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the long-term success of these interventions is not determinable. The current challenging economic climate has had a significant adverse impact on the Corporation including, but not limited to, substantial reductions in revenue and cash flows, increased risk of non-payment of accounts receivable and risk of future impairments of property, plant and equipment and intangible assets.

As a result of the decrease in demand, worldwide inventories of oil have increased significantly. However, voluntary production restraint from national oil companies and governments of oil-producing nations along with curtailments in the U.S. and Canada have shifted global oil markets from a position of over supply to inventory draws. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on the Corporation remains unknown at this time. Estimates and judgements made by management in the preparation of these financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.

NOTE 5. REVENUE

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 6). Revenue has been disaggregated by primary geographical market and type of service provided.

Twelve months ended December 31, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$247,678	$60,621	$—	$(2,686)	$305,613
United States	427,436	16,630	—	(14)	444,052
International	186,088	—	—	—	186,088
	$861,202	$77,251	$—	$(2,700)	$935,753

Day rate/hourly services	$779,772	$77,251	$—	$(393)	$856,630
Shortfall payments/idle but contracted	51,028	—	—	—	51,028
Turnkey drilling services	14,134	—	—	—	14,134
Directional services	9,637	—	—	—	9,637
Other	6,631	—	—	(2,307)	4,324
	$861,202	$77,251	$—	$(2,700)	$935,753

16	Notes to Consolidated Financial Statements

Twelve months ended December 31, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	852,293	19,627	—	(269)	871,651
Canada	$336,483	$128,202	$—	$(5,308)	$459,377
International	210,292	—	—	—	210,292
	$1,399,068	$147,829	$—	$(5,577)	$1,541,320

Day rate/hourly services	$1,333,114	$147,829	$—	$(905)	$1,480,038
Shortfall payments/idle but contracted	9,789	—	—	—	9,789
Turnkey drilling services	3,754	—	—	—	3,754
Directional services	41,876	—	—	—	41,876
Other	10,535	—	—	(4,672)	5,863
	$1,399,068	$147,829	$—	$(5,577)	$1,541,320

NOTE 6. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental, and camp and catering services.

2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$861,202	$77,251	$—	$(2,700)	$935,753
Operating earnings (loss)	22,207	(3,671)	(59,524)	—	(40,988)
Depreciation and amortization	288,389	16,375	11,558	—	316,322
Gain on asset disposals	(10,171)	(1,447)	(313)	—	(11,931)
Total assets	2,571,397	132,771	194,710	—	2,898,878
Capital expenditures	57,741	3,362	489	—	61,592

2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,399,068	$147,829	$—	$(5,577)	$1,541,320
Operating earnings (loss)	160,997	10,041	(76,461)	—	94,577
Depreciation and amortization	300,882	17,881	14,853	—	333,616
Gain on asset disposals	(46,849)	(3,767)	(125)	—	(50,741)
Loss on asset decommissioning	20,263	—	—	—	20,263
Reversal of impairment of property, plant and equipment	(5,810)	—	—	—	(5,810)
Total assets	2,963,260	152,611	153,969	—	3,269,840
Capital expenditures	154,066	5,448	1,180	—	160,694

A reconciliation of operating earnings (loss) to loss before income taxes is as follows:

	2020	2019
Operating earnings (loss)	$(40,988)	$94,577
Deduct:
Foreign exchange	4,542	(8,722)
Finance charges	107,468	118,453
Gain on redemption and repurchase of unsecured senior notes	(43,814)	(6,815)
Loss before income taxes	$(109,184)	$(8,339)

Precision Drilling Corporation 2020 Annual Report	17

The Corporation’s operations are carried on in the following geographic locations:

2020	United States	Canada	International	Total
Revenue	$444,052	$305,613	$186,088	$935,753
Total assets	1,339,945	1,053,921	505,012	2,898,878

2019	United States	Canada	International	Total
Revenue	$871,651	$459,377	$210,292	$1,541,320
Total assets	1,560,523	1,133,591	575,726	3,269,840

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	2020	2019
Cost	$6,563,206	$6,670,979
Accumulated depreciation	(4,090,523)	(3,921,516)
	$2,472,683	$2,749,463
Rig equipment	2,269,794	2,510,505
Rental equipment	27,359	34,437
Other equipment	27,318	38,604
Vehicles	4,978	7,796
Buildings	49,451	56,834
Assets under construction	60,572	67,740
Land	33,211	33,547
	$2,472,683	$2,749,463

Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2018	$6,322,536	$130,463	$191,290	$45,456	$128,327	$84,561	$34,429	$6,937,062
Additions	18,436	—	976	224	415	139,835	—	159,886
Disposals	(69,945)	(19,982)	(4,708)	(6,014)	(58)	—	—	(100,707)
Reclassifications	150,674	—	1,197	—	—	(151,871)	—	—
Asset decommissioning	(4,364)	—	—	—	—	—	—	(4,364)
Effect of foreign currency exchange differences	(307,954)	(174)	(3,436)	(1,160)	(2,507)	(4,785)	(882)	(320,898)
Balance, December 31, 2019	6,109,383	110,307	185,319	38,506	126,177	67,740	33,547	6,670,979
Additions	10,375	—	350	—	—	50,810	—	61,535
Disposals	(78,028)	(4,664)	(3,990)	(2,789)	(3,053)	—	—	(92,524)
Reclassifications	55,322	—	521	—	—	(55,843)	—	—
Effect of foreign currency exchange differences	(71,285)	(619)	(1,196)	(367)	(846)	(2,135)	(336)	(76,784)
Balance, December 31, 2020	$6,025,767	$105,024	$181,004	$35,350	$122,278	$60,572	$33,211	$6,563,206

18	Notes to Consolidated Financial Statements

Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2018	$3,577,364	$86,471	$139,095	$32,754	$62,766	$—	$—	$3,898,450
Depreciation expense	289,056	7,473	13,023	3,521	7,663	—	—	320,736
Disposals	(33,929)	(17,933)	(3,274)	(4,768)	(58)	—	—	(59,962)
Asset decommissioning	(3,518)	—	—	—	—	—	—	(3,518)
Reversal of impairment of property, plant and equipment	(5,810)	—	—	—	—	—	—	(5,810)
Effect of foreign currency exchange differences	(224,285)	(141)	(2,129)	(797)	(1,028)	—	—	(228,380)
Balance, December 31, 2019	3,598,878	75,870	146,715	30,710	69,343	—	—	3,921,516
Depreciation expense	277,799	7,044	12,013	2,790	5,288	—	—	304,934
Disposals	(73,354)	(4,631)	(3,990)	(2,782)	(1,319)	—	—	(86,076)
Effect of foreign currency exchange differences	(47,350)	(618)	(1,052)	(346)	(485)	—	—	(49,851)
Balance, December 31, 2020	$3,755,973	$77,665	$153,686	$30,372	$72,827	$—	$—	$4,090,523

(a) Impairment Test

Precision reviews the carrying value of its long-lived assets for indications of impairment at the end of each reporting period. Due to the global economic slowdown and significant commodity price reductions in the first quarter of 2020, the Corporation identified indications of impairment in each of its CGU at March 31, 2020. Accordingly, the Corporation tested all CGUs for impairment as at March 31, 2020.

In performing its impairment tests, the Corporation used a discounted cash flow model. Projected cash flows covered a five-year period and were based on future expected outcomes taking into account existing term contracts, past experience and management’s expectation of future market conditions. The primary source of cash flow information was the Corporation’s budget and strategic plan, developed based on benchmark commodity prices and industry supply-demand fundamentals. At March 31, 2020, the Corporation completed impairment tests for each CGU and no impairment charges were identified.

At December 31, 2020, Precision reviewed each of its cash-generating units and did not identify indications of impairment and therefore, did not test its CGUs for impairment.

(b) Asset Disposals

Through the completion of normal course business operations, the Corporation sold used assets incurring gains or losses on disposal resulting in a gain on asset disposal of $12 million. For the period ended December 31, 2019, Precision recognized a $51 million gain on asset disposal which was mainly comprised by the following transactions.

Mexico

In 2019, Precision sold its Mexico-based drilling rigs and ancillary equipment, contained within its Contract Drilling Services segment, for total proceeds of US$48 million. Precision recognized a gain on asset disposal of US$24 million and reversed US$4 million of previous impairment charges.

Snubbing

In 2019, Precision disposed of certain snubbing units and related equipment, contained within the Completion and Production Services segment, for proceeds of $8 million resulting in a gain on asset disposal of $3 million.

(c) Decommissioned Drilling Rigs

In 2019, Precision incurred a $20 million loss on the decommissioning of certain drilling and ancillary equipment, contained within the Contract Drilling Services segment, that no longer met the Corporation’s High Performance technology standards.

(d) Change in Rig Components

In the fourth quarter of 2019, Precision performed its annual review of estimated useful lives, residual values and methods and components of depreciation of property, plant and equipment. Due to changes in the timing, nature and complexity of certain rig recertifications, the Corporation determined the associated costs represent a separate component of property, plant and equipment. This change was made prospectively.

Precision Drilling Corporation 2020 Annual Report	19

NOTE 8. INTANGIBLES

	2020	2019
Cost	$54,189	$53,416
Accumulated amortization	(26,523)	(21,670)
	$27,666	$31,746

Loan commitment fees related to Senior Credit Facility	$2,109	$2,272
Software	25,557	29,474
	$27,666	$31,746

Cost

	Loan Commitment Fees	Software	Total
Balance, December 31, 2018	$14,776	$37,136	$51,912
Additions	702	808	1,510
Effect of foreign currency exchange differences	—	(6)	(6)
Balance, December 31, 2019	15,478	37,938	53,416
Additions	690	57	747
Effect of foreign currency exchange differences	—	26	26
Balance, December 31, 2020	$16,168	$38,021	$54,189

Accumulated Amortization

	Loan Commitment Fees	Software	Total
Balance, December 31, 2018	$12,469	$4,042	$16,511
Amortization expense	737	4,422	5,159
Balance, December 31, 2019	13,206	8,464	21,670
Amortization expense	853	3,971	4,824
Effect of foreign currency exchange differences	—	29	29
Balance, December 31, 2020	$14,059	$12,464	$26,523

NOTE 9. LONG-TERM DEBT

		2020		2019	2020	2019
Current Portion of Long-Term Debt
Real Estate Credit Facility	US	$704	US	$—	$896	$—

Long-Term Debt
Senior Credit Facility	US	$74,650	US	$—	$95,041	$—
Real Estate Credit Facility		9,797		—	12,474	—
Unsecured Senior Notes:
6.5% senior notes due 2021		—		90,625	—	117,678
7.75% senior notes due 2023		285,734		344,845	363,782	447,792
5.25% senior notes due 2024		263,205		307,690	335,099	399,545
7.125% senior notes due 2026		347,765		369,735	442,757	480,112
	US	$981,151	US	$1,112,895	1,249,153	1,445,127
Less net unamortized debt issue costs					(12,943)	(17,946)
					$1,236,210	$1,427,181

20	Notes to Consolidated Financial Statements

	Senior Credit Facility	Unsecured Senior Notes	Real Estate Credit Facility	Debt Issue Costs	Total
Balance December 31, 2018	$—	$1,729,351	$—	$(23,098)	$1,706,253
Changes from financing cash flows:
Redemption / repurchase of unsecured senior notes	—	(198,387)	—	—	(198,387)
Non-cash changes:
Gain on redemption / repurchase of unsecured senior notes	—	(6,815)	—	—	(6,815)
Amortization of debt issue costs	—	—	—	5,152	5,152
Foreign exchange adjustment	—	(79,022)	—	—	(79,022)
Balance December 31, 2019	—	1,445,127	—	(17,946)	1,427,181
Changes from financing cash flows:
Redemption / repurchase of unsecured senior notes	—	(240,793)	—	—	(240,793)
Repayment of long-term debt	(37,243)	—	(76)	—	(37,319)
Proceeds from Senior Credit Facility	137,255	—	—	—	137,255
Proceeds from Real Estate Credit Facility	—	—	13,811	—	13,811
Addition of debt issue costs	—	—	—	(354)	(354)
Non-cash changes:
Gain on redemption / repurchase of unsecured senior notes	—	(43,814)	—	—	(43,814)
Amortization of debt issue costs	—	—	—	5,350	5,350
Reclassified to current portion of long-term debt	—	—	(896)	—	(896)
Foreign exchange adjustment	(4,971)	(18,882)	(365)	7	(24,211)
Balance December 31, 2020	$95,041	$1,141,638	$12,474	$(12,943)	$1,236,210

Precision’s current and long-term debt obligations at December 31, 2020 will mature as follows:

2021	$896
2022	896
2023	459,719
2024	335,995
Thereafter	452,543
$1,250,049

(a) Senior Credit Facility:

The senior secured revolving credit facility (Senior Credit Facility) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$500 million with a provision for an increase in the facility of up to an additional US$300 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S.

The Senior Credit Facility requires that Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. It also requires the Corporation to maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters, of greater than 2.5:1, subject to the amendments noted below.

Distributions under the Senior Credit Facility are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

The Senior Credit Facility has a term of four years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request. The current maturity date of the Senior Credit Facility is November 21, 2023.

On April 9, 2020 Precision agreed with the lenders of its Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters of greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

Precision Drilling Corporation 2020 Annual Report	21

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2020, US$75 million was drawn under this facility (2019 – nil). Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2020 outstanding letters of credit amounted to US$32 million (2019 – US$25 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Dollar Offered Rate (CDOR); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

(b) Real Estate Credit Facility

In November 2020, Precision established a Real Estate Term Credit Facility in the amount of US$11 million. The facility matures in November 2025 and is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

The Real Estate Credit Facility contains certain affirmative and negative covenants and events of default, customary for this type of borrowing. Under the terms of the Real Estate Credit Facility, Precision must maintain a consolidated interest coverage ratio in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters commencing December 31, 2020. In the event the Consolidated Interest Coverage Ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

(c) Unsecured Senior Notes:

Precision has outstanding the following unsecured senior notes:

7.75% US$ senior notes due 2023

These notes bear interest at a fixed rate of 7.75% per annum and mature on December 15, 2023. Interest is payable semi-annually on June 15 and December 15 of each year.

Precision may redeem these notes in whole or in part at any time on or after December 15, 2019 and before December 15, 2021, at redemption prices ranging between 103.875% and 101.938% of their principal amount plus accrued interest. Any time on or after December 15, 2021, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

During 2020, Precision repurchased and cancelled US$59 million (2019 – US$5 million), recognizing a gain on repurchase of $18 million (2019 – nil).

5.25% US$ senior notes due 2024

These notes bear interest at a fixed rate of 5.25% per annum and mature on November 15, 2024. Interest is payable semi-annually on May 15 and November 15 of each year.

Precision may redeem these notes in whole or in part at any time on or after May 15, 2019 and before May 15, 2022, at redemption prices ranging between 102.625% and 100.875% of their principal amount plus accrued interest. Any time on or after May 15, 2022, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

During 2020, Precision repurchased and cancelled US$44 million (2019 – US$43 million), recognizing a gain on repurchase of $16 million (2019 – $5 million).

7.125% US$ senior notes due 2026

These notes bear interest at a fixed rate of 7.125% per annum and mature on January 15, 2026. Interest is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2018.

Prior to November 15, 2020, Precision may redeem up to 35% of the 7.125% senior notes due 2026 with the net proceeds of certain equity offerings at a redemption price equal to 107.125% of the principal amount plus accrued interest. Prior to November 15, 2020, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the November 15, 2020 redemption price plus required interest payments through November 15, 2020

22	Notes to Consolidated Financial Statements

(calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after November 15, 2020 and before November 15, 2022, at redemption prices ranging between 105.344% and 101.781% of their principal amount plus accrued interest. Any time on or after November 15, 2023, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

During 2020, Precision repurchased and cancelled US$22 million (2019 – US$30 million), recognizing a gain on repurchase of $9 million (2019 – $1 million).

6.5% US$ senior notes due 2021

During 2020, Precision retired its 6.5% unsecured seniors through redemptions of US$88 million (2019 – US$75 million) principal amount and the repurchase and cancellation of US$3 million (2019 – nil), recognizing a gain on repurchase of $1 million (2019 – $1 million).

The unsecured senior notes require Precision to comply with certain restrictive and financial covenants including an incurrence based test of Consolidated Interest Coverage Ratio, as defined in the senior note agreements, of greater than or equal to 2.0:1 for the most recent four consecutive fiscal quarters. In the event the Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict Precision’s ability to incur additional indebtedness.

The unsecured senior notes also contain a restricted payments covenant that limits Precision’s ability to make payments in the nature of dividends, distributions and for repurchases from shareholders. This restricted payments basket grows by, among other things, 50% of cumulative consolidated net earnings, and decreases by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders. At December 31, 2020, the governing net restricted payments basket was negative $307 million (2019 – negative $517 million), therefore limiting us from making any further dividend payments or share repurchases until the governing restricted payments basket once again becomes positive. During 2020, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

Precision’s unsecured senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility (Guarantor Subsidiaries). These Guarantor Subsidiaries are directly or indirectly 100% owned by the parent company. Separate financial statements for each of the Guarantor Subsidiaries have not been provided; instead, the Corporation has included in Note 27 condensed consolidating financial statements based on Rule 3-10 of the U.S. Securities and Exchange Commission’s Regulation S-X.

(c) Covenants:

Following is a listing of the currently applicable restrictive and financial covenants as at December 31, 2020:

	Covenant	At December 31, 2020
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	≤ 2.50	0.23
Consolidated covenant EBITDA to consolidated interest expense	≥ 1.75	2.68

Real Estate Credit Facility
Consolidated covenant EBITDA to consolidated interest expense	≥ 1.75	2.68

Unsecured Senior Notes
Consolidated interest coverage ratio	≥ 2.00	2.57

(1)   For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At December 31, 2020, Precision was in compliance with the covenants of the Senior Credit Facility, Real Estate Credit Facility and unsecured senior notes.

Precision Drilling Corporation 2020 Annual Report	23

NOTE 10. RESTRUCTURING AND OTHER

For the period ended December 31, 2020, the Corporation had restructuring charges of $18 million (2019 – $6 million). These charges were comprised of severance, as the Corporation aligned its cost structure to reflect reduced global activity, and certain costs associated with the shutdown of directional drilling operations in the United States in the first quarter of 2020.

In response to the economic slowdown caused by COVID-19, governments enacted various employer assistance and economic stimulus programs. In the second quarter of 2020, the Government of Canada introduced the Canadian Emergency Wage Subsidy program. For the year ended December 31, 2020, Precision recognized $26 million (2019 – nil) of salary and wage subsidies. Wage subsidies were presented as reductions of operating and general and administrative expense of $21 million (2019 – nil) and $5 million (2019 – nil), respectively.

NOTE 11. FINANCE CHARGES

	2020	2019
Interest:
Long-term debt	$98,555	$110,730
Lease obligations	3,217	3,389
Other	232	21
Income	(739)	(1,576)
Amortization of debt issue costs	6,203	5,889
Finance charges	$107,468	$118,453

NOTE 12. LEASES

(a) As a lessee

Precision recognizes right-of-use assets primarily from its leases of real estate and vehicles and equipment.

	Real Estate	Vehicles and Equipment	Total
Balance, January 1, 2019	$—	$—	$—
Transition adjustments	58,635	14,829	73,464
Additions	—	1,947	1,947
Derecognition	(29)	—	(29)
Depreciation	(4,055)	(4,403)	(8,458)
Lease remeasurements	163	—	163
Effect of foreign currency exchange differences	(688)	(257)	(945)
Balance, December 31, 2019	$54,026	$12,116	$66,142
Additions	136	3,031	3,167
Derecognition	—	(2,597)	(2,597)
Depreciation	(3,900)	(3,517)	(7,417)
Lease remeasurements	(6,233)	2,602	(3,631)
Effect of foreign currency exchange differences	(340)	(156)	(496)
Balance, December 31, 2020	$43,689	$11,479	$55,168

Precision’s real estate lease contracts often contain renewal options which may impact the determination of the lease term for purposes of calculating the lease obligation. If it is reasonably certain that a renewal option will be exercised, the renewal period is included in the lease term. When entering a lease, Precision assesses whether it is reasonably certain renewal options will be exercised. Reasonable certainty is established if all relevant facts and circumstances indicate an economic incentive to exercise the renewal option. For the majority of its real estate leases, Precision is reasonably certain it will exercise its renewal option. Accordingly, the renewal period has been included in the lease term used to calculate the lease obligation.

24	Notes to Consolidated Financial Statements

For the period ended December 31, 2020, Precision had total cash outflows of $9 million (2019 – $10 million) in relation to its lease obligations.

The Corporation has commitments under various lease agreements, primarily for real estate and vehicles and equipment. Terms of Precision’s real estate leases run for a period of one to 10 years while vehicle leases are typically for terms of between three and four years. Expected non-cancellable undiscounted operating lease payments are as follows:

	2020	2019
Less than one year	$10,960	$11,954
One to five years	29,630	33,566
More than five years	6,590	11,117
	$47,180	$56,637

(b) As a lessor

Precision leases its rig equipment under long-term drilling contracts with terms ranging from one to five years. At December 31, 2020, the net book value of the underlying rig equipment subject to long-term drilling contracts was $477 million (2019 – $1 billion).

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after December 31, 2020.

Less than one year	$182,139
One to five years	102,216
$284,355

(c) Adoption of IFRS 16, Leases

Precision adopted IFRS 16 on January 1, 2019 using the modified retrospective method of adoption. At the date of initial application, for those leases previously classified as an operating lease under IAS 17, Management elected to recognize and measure the respective right-of-use assets at the amount equal to the lease obligation, adjusted for any prepaid or accrued lease payment immediately before the date of initial application. The opening balance sheet adjustment in relation to these leases was:

January 1, 2019
Right-of-use asset	$73,464
Accounts payable and accrued liabilities	2,800
Lease obligations	(73,464)
Deficit	(2,800)

At the date of transition, Precision derecognized $3 million of its deferred base rent balance which was established to straight-line amortize escalating corporate office rent expenses over the term of the lease.

NOTE 13. SHARE BASED COMPENSATION PLANS

Precision’s omnibus equity incentive plan (Omnibus Plan) allows the Corporation to settle short-term incentive awards (annual bonus) and long-term incentive awards (options, performance share units and restricted share units) issued on or after February 8, 2017 in voting shares of Precision (either issued from treasury or purchased in the open market), cash, or a combination of both. Precision intends to settle all short-term incentive, restricted share unit and performance share unit awards issued under the Omnibus Plan in cash and to settle options in voting shares.

Award unit and share option quantities and share option exercise prices have been retrospectively adjusted to reflect the 20:1 share consolidation as described in Note 17(c).

Precision Drilling Corporation 2020 Annual Report	25

Liability Classified Plans

	Restricted Share Units	Performance Share Units	Executive Performance Share Units	Non- Management Directors’ DSUs	Total
Balance, December 31, 2018	$5,409	$4,521	$—	$2,481	$12,411
Expensed during the period	5,755	1,583	—	855	8,193
Payments	(3,846)	(3,246)	—	—	(7,092)
Balance, December 31, 2019	7,318	2,858	—	3,336	13,512
Expensed during the period	3,119	2,787	—	(1,551)	4,355
Reclassification from equity-settled plans	—	—	6,833	—	6,833
Payments	(3,813)	(894)	—	(176)	(4,883)
Balance, December 31, 2020	$6,624	$4,751	$6,833	$1,609	$19,817
Current	4,212	1,120	2,978	—	8,310
Long-term	2,412	3,631	3,855	1,609	11,507
	$6,624	$4,751	$6,833	$1,609	$19,817

(a) Restricted Share Units and Performance Share Units

Precision has various cash-settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (RSU) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (PSU) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period.

A summary of the RSUs and PSUs outstanding under these share based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2018	202,796	227,150
Granted	209,368	101,945
Redeemed	(75,284)	(66,138)
Forfeited	(19,976)	(96,189)
December 31, 2019	316,904	166,768
Granted	363,253	502,558
Redeemed	(127,884)	(39,028)
Forfeited	(67,491)	(64,919)
December 31, 2020	484,782	565,379

(b) Executive Performance Share Units

Precision grants Executive PSUs to certain senior executives. Prior to the fourth quarter of 2020, units were granted with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. On December 31, 2020, pursuant to the Omnibus Plan, Precision changed its intention and anticipates settling the Executive PSUs in cash. Accordingly, $7 million of previously expensed share based compensation charges have been reclassified to a financial liability at December 31, 2020.

Executive PSUs vest over a three-year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted.

26	Notes to Consolidated Financial Statements

A summary of the activity under this share based incentive plan is presented below:

Executive Performance Share Units	Outstanding
December 31, 2018	159,553
Granted	210,580
Forfeited	(1,288)
December 31, 2019	368,845
Redeemed	(57,442)
Forfeited	(22,696)
December 31, 2020	288,707

During the first quarter of 2020, pursuant to the omnibus equity incentive plan, Precision elected to cash-settle vested Executive PSUs. Precision reclassified $1 million of previously expensed share-based compensation charges to establish a financial liability that was subsequently settled during the quarter.

Included in net loss for the year ended December 31, 2020 is an expense of $15 million (2019 – $12 million).

(c) Non-Management Directors

Precision has a deferred share unit (DSU) plan for non-management directors whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director’s retirement. The redemption of DSUs in cash or common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout. A summary of the DSUs outstanding under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance December 31, 2018	52,682
Granted	36,931
Balance December 31, 2019	89,613
Redeemed	(12,039)
Balance December 31, 2020	77,574

During the second quarter of 2020, Precision elected to settle the redemption of DSUs in common shares.

Equity Settled Plans

(d) Option Plan

Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.

A summary of the status of the equity incentive plan is presented below:

Canadian Share Options	Options Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Options Exercisable
December 31, 2018	236,658	$ 87.00 – 286.20	$155.56	189,324
Forfeited	(35,579)	143.00 – 213.40	210.29
December 31, 2019	201,079	87.00 – 286.20	145.88	178,453
Forfeited	(52,414)	87.00 – 203.00	165.79
December 31, 2020	148,665	$ 87.00 – 286.20	$138.86	141,156

Precision Drilling Corporation 2020 Annual Report	27

U.S. Share Options	Options Outstanding	Range of Exercise Prices (US$)	Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2018	303,293	$ 64.20 – 214.80	$103.47	161,204
Granted	29,965	51.20 – 51.20	51.20
Forfeited	(15,105)	155.80 – 214.80	213.54
December 31, 2019	318,153	51.20 – 183.60	93.32	217,441
Forfeited	(34,360)	64.20 – 183.60	151.92
December 31, 2020	283,793	$ 51.20 – 183.60	$86.23	239,521

Canadian Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 87.00 – 139.99	47,970	$88.17	3.09	40,461	$88.38
140.00 – 279.99	99,710	161.80	1.19	99,710	161.80
280.00 – 286.20	985	286.20	0.34	985	286.20
$ 87.00 – 286.20	148,665	$138.86	1.80	141,156	$141.62

U.S. Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)
$ 51.20 – 79.99	176,603	$64.01	3.49	132,331	$65.04
80.00 – 139.99	91,240	112.21	2.38	91,240	112.21
140.00 – 183.60	15,950	183.60	0.12	15,950	183.60
$ 51.20 – 183.60	283,793	$86.23	2.94	239,521	$90.90

No options were granted during 2020. The per option weighted average fair value of the share options granted during 2019 was $30.80 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 2.5%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 57%. Included in net loss for the year ended December 31, 2020 is an expense of $1 million (2019 – $2 million).

(e) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement. A summary of this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2018 and 2019	4,659
Redeemed	(3,189)
December 31, 2020	1,470

28	Notes to Consolidated Financial Statements

NOTE 14. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.

A reconciliation of the difference for the years ended December 31, is as follows:

	2020	2019
Loss before income taxes	$(109,184)	$(8,339)
Federal and provincial statutory rates	25%	27%
Tax at statutory rates	$(27,296)	$(2,252)
Adjusted for the effect of:
Non-deductible expenses	628	1,597
Non-taxable capital gains	(6,184)	(1,408)
Impact of foreign tax rates	(238)	(13,549)
Withholding taxes	813	1,262
Taxes related to prior years	(1,531)	(1,975)
Tax assets not recognized	44,112	—
Other	650	1,368
Income tax expense (recovery)	$10,954	$(14,957)

In 2020, the Province of Alberta accelerated the reductions to corporate income tax rates which were announced in 2019. The tax rate was decreased to 8% effective July 1, 2020. The impact of this rate reduction is nominal and has been reflected in the current year tax expense.

The net deferred tax liability is comprised of the tax effect of the following temporary differences:

	2020	2019
Deferred tax liability:
Property, plant and equipment and intangibles	$393,631	$426,934
Debt issue costs	2,665	3,280
Partnership deferrals	2,532	850
Other	6,322	7,926
	405,150	438,990
Offsetting of assets and liabilities	(383,914)	(413,601)
	$21,236	$25,389

Deferred tax assets:
Losses (expire from time to time up to 2040)	$370,439	$402,025
Long-term incentive plan	4,956	6,131
Other	9,617	10,169
	385,012	418,325
Offsetting of assets and liabilities	(383,914)	(413,601)
	$1,098	$4,724

Net deferred tax liability	$20,138	$20,665

Included in the deferred tax assets at December 31, 2020 was $1 million (2019 – $5 million) of tax-effected temporary differences related to the Corporation’s international operations.

The Corporation has loss carryforwards in the U.S. and certain international locations and capital loss carry forwards in Canada and other deductible temporary differences in certain international locations for which it is unlikely that sufficient future taxable income will be available. Accordingly, the Corporation has not recognized a deferred tax asset for the following items:

	2020	2019
Tax losses (Capital)	$29,809	$31,033
Tax losses (Income)	72,516	33,221
Deductible temporary differences	2,020	—
Total	$104,345	$64,254

Precision Drilling Corporation 2020 Annual Report	29

The movement in temporary differences is as follows:

	Property, Plant and Equipment and Intangibles	Partnership Deferrals	Other Deferred Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Tax Assets	Net Deferred Tax Liability
Balance, December 31, 2018	$467,109	$1,730	$5,722	$(423,595)	$3,534	$(6,849)	$(11,752)	$35,899
Recognized in net earnings	(26,825)	(880)	2,216	7,874	(254)	572	1,260	(16,037)
Effect of foreign currency exchange differences	(13,350)	—	(12)	13,696	—	146	323	803
Balance, December 31, 2019	$426,934	$850	$7,926	$(402,025)	$3,280	$(6,131)	$(10,169)	$20,665
Recognized in net earnings (loss)	(28,600)	1,682	(1,601)	33,141	(615)	1,120	537	5,664
Recognized in other comprehensive income	—	—	—	(5,398)	—	—	—	(5,398)
Effect of foreign currency exchange differences	(4,703)	—	(3)	3,843	—	55	15	(793)
Balance, December 31, 2020	$393,631	$2,532	$6,322	$(370,439)	$2,665	$(4,956)	$(9,617)	$20,138

NOTE 15. BANK INDEBTEDNESS

At December 31, 2020, Precision had available $40 million (2019 – $40 million) and US$15 million (2019 – US$15 million) under secured operating facilities, and a secured US$30 million (2019 – US$30 million) facility for the issuance of letters of credit and performance and bid bonds to support international operations. As at December 31, 2020 and 2019, no amounts had been drawn on any of the facilities. Availability of the $40 million and US$30 million facility was reduced by outstanding letters of credit in the amount of $7 million (2019 – $26 million) and US$2 million (2019 – US$2 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40 million facility are available at the bank’s prime lending rate, U.S. base rate, U.S. LIBOR rate plus applicable margin, or applicable margin for Banker’s Acceptances, or in combination, and under the US$15 million facility at the bank’s prime lending rate.

NOTE 16. PROVISIONS AND OTHER

Workers’ Compensation
Balance December 31, 2018	$13,373
Expensed during the year	4,047
Payment of deductibles and uninsured claims	(4,915)
Effects of foreign currency exchange differences	(639)
Balance December 31, 2019	11,866
Recovered during the year	(750)
Payment of deductibles and uninsured claims	(2,698)
Effects of foreign currency exchange differences	(110)
Balance December 31, 2020	$8,308

	2020	2019
Current	$745	$1,907
Long-term	7,563	9,959
	$8,308	$11,866

Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the balance sheet dates. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the balance sheet dates may change.

30	Notes to Consolidated Financial Statements

NOTE 17. SHAREHOLDERS’ CAPITAL

(a) Authorized	–	unlimited number of voting common shares
	–	unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number	Amount
Balance, December 31, 2018	14,689,092	$2,322,280
Share repurchase	(824,102)	(25,902)
Balance, December 31, 2019	13,864,990	$2,296,378
Share repurchase	(420,588)	(11,317)
Share issuance on redemption of non-management DSUs	15,228	677
Share consolidation adjustment	(37)	—
Balance, December 31, 2020	13,459,593	$2,285,738

(c) Share Consolidation

On November 12, 2020, Precision Drilling Corporation completed a 20:1 consolidation of its common shares. No fractional shares were issued pursuant to the share consolidation. In lieu of any such fractional shares, each registered shareholder otherwise entitled to a fractional share following the implementation of the share consolidation received the nearest whole number of post-consolidation shares, resulting in a share consolidation adjustment of 37 common shares.

(d) Normal Course Issuer Bid

In 2019, the Toronto Stock Exchange (“TSX”) approved Precision’s application to implement a Normal Course Issuer Bid (“NCIB”). During the third quarter of 2020, the TSX approved Precision’s application to renew the Normal Course Issuer Bid. Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 1,199,883 common shares, representing 10% of the public float of common shares as of August 14, 2020. Purchases under the NCIB were made through the facilities of the TSX, the New York Stock Exchange and various other designated exchanges in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. The NCIB will terminate no later than August 26, 2021. For the year ended December 31, 2020, Precision repurchased and cancelled a total of 420,588 (2019 – 824,102) common shares for $11 million (2019 – $26 million).

Subsequent to December 31, 2020, Precision repurchased and cancelled an additional 155,168 common shares for $4 million.

NOTE 18. PER SHARE AMOUNTS

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted earnings (loss) per share:

	2020	2019
Net earnings (loss) – basic and diluted	$(120,138)	$6,618

(Stated in thousands)	2020	2019
Weighted average shares outstanding – basic	13,722	14,539
Effect of share options and other equity compensation plans	—	320
Weighted average shares outstanding – diluted	13,722	14,859

Comparative period basic and diluted weighted average shares outstanding have been retrospectively adjusted to reflect the 20:1 share consolidation as described in Note 17(c).

Precision Drilling Corporation 2020 Annual Report	31

NOTE 19. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains (Losses)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Tax Benefit Related to Net Investment Hedge of Long-Term Debt	Accumulated Other Comprehensive Income
December 31, 2018	$616,363	$(454,349)	$—	$162,014
Other comprehensive income (loss)	(106,781)	79,022	—	(27,759)
December 31, 2019	509,582	(375,327)	—	134,255
Other comprehensive income (loss)	(25,925)	23,853	5,398	3,326
December 31, 2020	$483,657	$(351,474)	$5,398	$137,581

NOTE 20. EMPLOYEE BENEFIT PLANS

The Corporation has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Corporation matched individual contributions up to 2% (2019 – 5%) of the employee’s eligible compensation. Total expense under the defined contribution plan in 2020 was $6 million (2019 – $13 million).

NOTE 21. RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

The remuneration of key management personnel is as follows:

	2020	2019
Salaries and other benefits	$10,031	$8,747
Equity-settled share based compensation	9,148	9,047
Cash-settled share based compensation	419	1,432
	$19,598	$19,226

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

NOTE 22. CAPITAL COMMITMENTS

At December 31, 2020, the Corporation had commitments to purchase property, plant and equipment totaling $113 million (2019 – $113 million). Payments of $24 million for these commitments are expected to be made in 2021, $53 million in 2022 and $36 million in 2023.

NOTE 23. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

32	Notes to Consolidated Financial Statements

(a) Credit Risk

Accounts receivable includes balances from a large number of customers primarily operating in the oil and natural gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis, and by monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. For the year ended December 31, 2020, revenue from transactions with one of Precision’s contract drilling customers exceeded 10% of consolidated revenue. Revenue from this customer accounted for 12% of consolidated revenue. No other customers exceeded 10% of consolidated revenue for the year. In 2019, there were no customers that exceeded 10% of consolidated revenue. In addition, Precision’s most significant customer accounted for $11 million of the trade receivables amount at December 31, 2020 (2019 – $12 million).

The movement in the expected credit loss allowance during the year was as follows:

	2020	2019
Balance, January 1,	$929	$1,470
Impairment loss recognized	812	72
Amounts written-off as uncollectible	(479)	(537)
Impairment loss reversed	(396)	(24)
Effect of movement in exchange rates	(4)	(52)
Balance, December 31,	$862	$929

The ageing of trade receivables at December 31 was as follows:

	2020		2019
	Gross	Provision for Impairment	Gross	Provision for Impairment
Not past due	$66,191	$1	$144,292	$1
Past due 0 – 30 days	35,060	8	47,965	8
Past due 31 – 120 days	11,649	26	19,166	28
Past due more than 120 days	1,895	827	1,303	892
	$114,795	$862	$212,726	$929

(b) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Precision had exposure to interest rate fluctuations on amounts drawn on its Senior Credit Facility and Real Estate Credit Facility as it is subject to floating rates of interest. At December 31, 2020, Precision had drawn US$75 million on its Senior Credit Facility (2019 – nil) and US$11 million (2019 – nil) on its Real Estate Credit Facility. For the year ended December 31, 2020, a 1% change to the interest rate would have had a $1.0 million impact on net income (2019 – nil).

The interest rate on Precision’s unsecured senior notes is fixed and is not subject to interest rate risk.

(c) Foreign Currency Risk

The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

Precision Drilling Corporation 2020 Annual Report	33

The following financial instruments were denominated in U.S. dollars:

		2020				2019
		Canadian Operations		Foreign Operations		Canadian Operations		Foreign Operations
Cash	US	$35,257	US	$26,057	US	$9,727	US	$41,154
Accounts receivable		—		98,298		242		150,873
Accounts payable and accrued liabilities		(18,727)		(59,704)		(17,730)		(86,324)
Long-term liabilities, excluding long-term incentive plans (1)		—		(16,197)		—		(7,669)
Net foreign currency exposure	US	$16,530	US	$48,454	US	$(7,761)	US	$98,034
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings (loss)		$165		$—		$(78)		$—
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive loss		$—		$485		$—		$980

(1)   Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.

(d) Liquidity Risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities and other contractual commitments as at December 31, 2020:

	2021	2022	2023	2024	2025	Thereafter	Total
Accounts payable and accrued liabilities	$150,957	$—	$—	$—	$—	$—	$150,957
Share based compensation	7,768	9,858	9,419	—	—	—	27,045
Long-term debt	896	896	459,719	335,995	9,786	442,757	1,250,049
Interest on long-term debt (1)	80,980	80,980	79,540	47,396	31,964	1,314	322,174
Commitments	34,877	62,589	45,401	5,963	5,229	6,590	160,649
Total	$275,478	$154,323	$594,079	$389,354	$46,979	$450,661	$1,910,874

(1)   Excludes amortization of long-term debt issue costs.

Fair Values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. Amounts drawn on the Senior Credit Facility and Real Estate Credit Facility, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at December 31, 2020 was approximately $1,023 million (2019 – $1,428 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statements of financial position are categorized based on the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of Unsecured Senior Notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

34	Notes to Consolidated Financial Statements

NOTE 24. CAPITAL MANAGEMENT

The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity. As at December 31, 2020 and 2019, these ratios were as follows:

	2020	2019
Long-term debt	$1,236,210	$1,427,181
Shareholders’ equity	1,406,640	1,527,432
Total capitalization	$2,642,850	$2,954,613
Long-term debt to long-term debt plus equity ratio	0.47	0.48

As at December 31, 2020, liquidity remained sufficient as Precision had $109 million (2019 – $75 million) in cash and access to the US$500 million Senior Credit Facility (2019 – US$500 million) and $97 million (2019 – $98 million) secured operating facilities. As at December 31, 2020, US$75 million (2019 – nil) was drawn on the Senior Credit Facility with available credit further reduced by US$32 million (2019 – US$25 million) in outstanding letters of credit. Availability of the $40 million secured operating facility and US$30 million secured facility for the issuance of letters of credit and performance and bid bonds were reduced by outstanding letters of credit of $7 million (2019 – $26 million) and US$2 million (2019 – US$2 million), respectively. There were no amounts drawn on the US$15 million (2019 – nil) secured operating facility.

NOTE 25. SUPPLEMENTAL INFORMATION

Components of changes in non-cash working capital balances are as follows:

	2020	2019
Accounts receivable	$103,857	$51,152
Inventory	5,181	1,157
Accounts payable and accrued liabilities	(53,666)	(61,376)
	$55,372	$(9,067)
Pertaining to:
Operations	$55,391	$(4,493)
Investments	(19)	(4,574)

The components of accounts receivable are as follows:

	2020	2019
Trade	$113,933	$211,797
Accrued trade	16,769	32,167
Prepaids and other	76,507	66,240
	$207,209	$310,204

The components of accounts payable and accrued liabilities are as follows:

	2020	2019
Accounts payable	$56,922	$91,468
Accrued liabilities:
Payroll	44,533	54,334
Other	49,502	53,676
	$150,957	$199,478

Precision Drilling Corporation 2020 Annual Report	35

Precision presents expenses in the consolidated statements of earnings by function with the exception of depreciation and amortization, gain on asset disposals, loss on asset decommissioning and reversal of impairment of property, plant and equipment, which are presented by nature. Operating expense and general and administrative expense would include $293 million (2019 – $282 million) and $11 million (2019 – $15 million), respectively, of depreciation and amortization, gain on asset disposals, loss on asset decommissioning and reversal of impairment of property, plant and equipment if the statements of earnings (loss) were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2020	2019
Wages, salaries and benefits	$438,209	$697,935
Wage subsidies	(26,297)	—
Purchased materials, supplies and services	240,591	429,365
Share based compensation	19,847	22,115
	$672,350	$1,149,415
Allocated to:
Operating expense	$583,420	$1,038,967
General and administrative	70,869	104,010
Restructuring	18,061	6,438
	$672,350	$1,149,415

NOTE 26. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third-party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or determinable.

36	Notes to Consolidated Financial Statements

NOTE 27. LONG-TERM DEBT GUARANTOR DISCLOSURE

Condensed Consolidated Statement of Financial Position as at December 31, 2020

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets
Cash	$76,547	$15,392	$16,833	$—	$108,772
Other current assets	5,399	129,924	98,165	3	233,491
Intercompany receivables	48,595	2,358,699	115,204	(2,522,498)	—
Investments in subsidiaries	4,409,992	30	—	(4,410,022)	—
Property, plant and equipment	44,114	2,041,094	387,223	252	2,472,683
Intangibles	26,907	759	—	—	27,666
Right-of-use assets	20,115	31,323	3,730	—	55,168
Other long-term assets	—	—	1,140	(42)	1,098
Total assets	$4,631,669	$4,577,221	$622,295	$(6,932,307)	$2,898,878
Liabilities and shareholders’ equity
Current liabilities	$37,251	$86,221	$43,368	$—	$166,840
Intercompany payables and debt	2,420,264	53,375	48,859	(2,522,498)	—
Long-term debt	1,224,048	12,162	—	—	1,236,210
Lease obligations	19,326	27,072	2,484	—	48,882
Other long-term liabilities	7,505	32,400	443	(42)	40,306
Total liabilities	3,708,394	211,230	95,154	(2,522,540)	1,492,238
Shareholders’ equity	923,275	4,365,991	527,141	(4,409,767)	1,406,640
Total liabilities and shareholders’ equity	$4,631,669	$4,577,221	$622,295	$(6,932,307)	$2,898,878

Condensed Consolidated Statement of Financial Position as at December 31, 2019

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets
Cash	$20,952	$20,651	$33,098	$—	$74,701
Other current assets	3,952	242,968	96,140	4	343,064
Intercompany receivables	82,101	2,205,834	67,377	(2,355,312)	—
Investments in subsidiaries	4,535,625	30	—	(4,535,655)	—
Property, plant and equipment	48,416	2,263,355	437,413	279	2,749,463
Intangibles	30,434	1,312	—	—	31,746
Right of use assets	23,070	39,267	3,805	—	66,142
Other long-term assets	—	—	6,595	(1,871)	4,724
Total assets	$4,744,550	$4,773,417	$644,428	$(6,892,555)	$3,269,840
Liabilities and shareholders’ equity
Current liabilities	$33,862	$130,232	$51,975	$—	$216,069
Intercompany payables and debt	2,217,790	84,901	52,621	(2,355,312)	—
Long-term debt	1,427,181	—	—	—	1,427,181
Lease obligations	20,877	31,614	2,489	—	54,980
Other long-term liabilities	26,927	18,454	668	(1,871)	44,178
Total liabilities	3,726,637	265,201	107,753	(2,357,183)	1,742,408
Shareholders’ equity	1,017,913	4,508,216	536,675	(4,535,372)	1,527,432
Total liabilities and shareholders’ equity	$4,744,550	$4,773,417	$644,428	$(6,892,555)	$3,269,840

Precision Drilling Corporation 2020 Annual Report	37

Condensed Consolidated Statement of Net Earnings (Loss) for the year ended December 31, 2020

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenue	$57	$752,737	$186,088	$(3,129)	$935,753
Operating expense	50	465,624	120,875	(3,129)	583,420
General and administrative expense	38,489	26,767	5,613	—	70,869
Restructuring	6,978	11,083	—	—	18,061
Earnings (loss) before income taxes, equity in earnings of subsidiaries, gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	(45,460)	249,263	59,600	—	263,403
Depreciation and amortization	9,981	255,299	50,815	227	316,322
Gain on asset disposals	(141)	(11,655)	(135)	—	(11,931)
Foreign exchange	(6,957)	36,313	(24,814)	—	4,542
Finance charges	109,578	(2,113)	3	—	107,468
Gain on redemption and repurchase of unsecured senior notes	(43,814)	—	—	—	(43,814)
Equity in earnings of subsidiaries	22,462	—	—	(22,462)	—
Earnings (loss) before income taxes	(136,569)	(28,581)	33,731	22,235	(109,184)
Income taxes	(16,658)	18,056	9,556	—	10,954
Net earnings (loss)	$(119,911)	$(46,637)	$24,175	$22,235	$(120,138)

Condensed Consolidated Statement of Net Earnings (Loss) for the year ended December 31, 2019

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenue	$92	$1,341,624	$210,292	$(10,688)	$1,541,320
Operating expense	56	909,898	139,701	(10,688)	1,038,967
General and administrative expense	38,418	57,119	8,473	—	104,010
Restructuring	2,822	3,616	—	—	6,438
Earnings (loss) before income taxes, equity in earnings of subsidiaries, gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, reversal of impairment of property, plant and equipment, loss on asset decommissioning, gain on asset disposals and depreciation and amortization	(41,204)	370,991	62,118	—	391,905
Depreciation and amortization	13,272	262,914	57,205	225	333,616
Gain on asset disposals	(47)	(50,439)	(255)	—	(50,741)
Loss on asset decommissioning	—	20,263	—	—	20,263
Reversal of impairment of property, plant and equipment	—	(5,810)	—	—	(5,810)
Foreign exchange	(8,499)	(758)	535	—	(8,722)
Finance charges	118,775	(354)	32	—	118,453
Gain on redemption and repurchase of unsecured senior notes	(6,815)	—	—	—	(6,815)
Equity in earnings of subsidiaries	(102,114)	—	—	102,114	—
Earnings (loss) before income taxes	(55,776)	145,175	4,601	(102,339)	(8,339)
Income taxes	(62,619)	44,809	2,853	—	(14,957)
Net earnings (loss)	$6,843	$100,366	$1,748	$(102,339)	$6,618

Condensed Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2020

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net earnings (loss)	$(119,911)	$(46,637)	$24,175	$22,235	$(120,138)
Other comprehensive income (loss)	29,251	9,732	(35,857)	200	3,326
Comprehensive income (loss)	$(90,660)	$(36,905)	$(11,682)	$22,435	$(116,812)

38	Notes to Consolidated Financial Statements

Condensed Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2019

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net earnings (loss)	$6,843	$100,366	$1,748	$(102,339)	$6,618
Other comprehensive income (loss)	79,022	(79,018)	(27,655)	(108)	(27,759)
Comprehensive income (loss)	$85,865	$21,348	$(25,907)	$(102,447)	$(21,141)

Condensed Consolidated Statement of Cash Flow for the year ended December 31, 2020

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash provided by (used in):
Operations	$(79,919)	$263,514	$42,523	$—	$226,118
Investments	292,596	(32,668)	(7,252)	(293,193)	(40,517)
Financing	(152,738)	(234,953)	(51,126)	293,193	(145,624)
Effects of exchange rate changes on cash	(4,344)	(1,152)	(410)	—	(5,906)
Increase (decrease) in cash	55,595	(5,259)	(16,265)	—	34,071
Cash, beginning of year	20,952	20,651	33,098	—	74,701
Cash, end of year	$76,547	$15,392	$16,833	$—	$108,772

Condensed Consolidated Statement of Cash Flow for the year ended December 31, 2019

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash provided by (used in):
Operations	$(189,376)	$480,215	$(2,680)	$—	$288,159
Investments	408,753	(56,937)	(15,337)	(410,979)	(74,500)
Financing	(226,379)	(438,350)	21,936	410,979	(231,814)
Effects of exchange rate changes on cash	(672)	(1,415)	(1,683)	—	(3,770)
Increase (decrease) in cash	(7,674)	(16,487)	2,236	—	(21,925)
Cash, beginning of year	28,626	37,138	30,862	—	96,626
Cash, end of year	$20,952	$20,651	$33,098	$—	$74,701

NOTE 28. SUBSIDIARIES

Significant Subsidiaries

		Ownership Interest
	Country of Incorporation	2020	2019
Precision Limited Partnership	Canada	100	100
Precision Drilling Canada Limited Partnership	Canada	100	100
Precision Diversified Oilfield Services Corp.	Canada	100	100
Precision Directional Services Ltd.	Canada	100	100
Precision Drilling (US) Corporation	United States	100	100
Precision Drilling Holdings Company	United States	100	100
Precision Drilling Company LP	United States	100	100
Precision Completion & Production Services Ltd.	United States	100	100
Grey Wolf Drilling Limited	Barbados	100	100
Grey Wolf Drilling (Barbados) Ltd.	Barbados	100	100

Precision Drilling Corporation 2020 Annual Report	39